EXHIBIT 99.1

Digihost Provides February 2023 Production Update

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

HOUSTON, March 02, 2023 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide unaudited comparative bitcoin (“BTC”) production results for the month ended February 28, 2023, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Monthly Production Highlights for February 2023

  Mined 58.18 BTC during the shortened month of February, resulting in total holdings of 12.59 BTC at the end of February.

  The Company held cash, BTC and cash deposits of approximately $2.4 million as of February 28, 2023.

  In order to prevent equity dilution and to avoid taking on third party debt, the Company made the decision to use its cash and digital asset inventory to fully fund the February 8, 2023 strategic acquisition of its 60 MW power plant.

  Consistent with management’s ongoing commitment to avoid equity dilution for its shareholders, the Company sold a portion of its BTC production during February to fully fund its energy costs.

The Company began February with approximately $5.6 million in cash, crypto currencies and cash deposits, provided the vendor of the power plant with $4.6 million in cash proceeds and ended February with total cash, BTC and cash deposits of approximately $2.4 million.

With completion of the Phase 1 build-out at the Company’s site in Alabama, Digihost’s operating capacity at the end of February is close to 100 MW. Digihost now has the ability to increase the Company’s existing computing power from approximately 0.75 EH up to a level of approximately 2.0 EH early in Q2, an increase of close to 167%.

Nasdaq Compliance

As announced on February 2, 2023, the Company regained compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and in addition to managing its own operations provides joint venture partners with hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
T: 1-818-280-9758
Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.